Exhibit 99.1

National Energy Services Reunited Corp. Announces Completion of Exchange Offer and Consent Solicitation and Notice to Exercise Right to Exchange Remaining Outstanding Warrants

HOUSTON, Texas – July 3, 2025 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (Nasdaq: NESR) (Nasdaq: NESRW), an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, announced today the completion of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants (the “Warrants”) to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”). The Company issued 3,413,645 Ordinary Shares in exchange for the Warrants tendered in the Offer.

The Company also entered into the related amendment to the warrant agreement governing the Warrants (the “Warrant Amendment”) and announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered Warrants at an exchange ratio of 0.09 Ordinary Shares for each Warrant. The Company has fixed the date for such exchange as July 18, 2025.

As a result of the completion of the Exchange Offer and the upcoming exchange for the remaining untendered Warrants, no Warrants will remain outstanding. Accordingly, the Warrants are expected to be suspended from trading on Nasdaq and be delisted. The Ordinary Shares will continue to be listed and trade on Nasdaq under the symbol NESR.

The Company engaged BTIG, LLC as the dealer manager for the Offer and Consent Solicitation. Sodali & Co. served as the information agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company served as the exchange agent.

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Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this press release that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 (as amended, the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may relate to, among other things, the Company’s expectations regarding the exchange offer and consent solicitation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the Securities and Exchange Commission (the “SEC”), including those factors discussed under the caption “Risk Factors” in such filings.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update any forward-looking statements to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in 16 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

For inquiries regarding NESR, please contact:

Blake Gendron

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com